Filed by TekInsight.Com, Inc.
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended
                               Subject Company: Data Systems Network Corporation
                                                  Commission File No.: 33-336044


FOR MORE INFORMATION, CONTACT:
Julie Hall
Edelman Public Relations Worldwide
312-297-7525
julie_hall@edelman.com

       TEKINSIGHT.COM ANNOUNCES AVAILABILITY OF BUGSOLVER (TM) TEKSUPPORT

        BugSolver's Unique Streaming XML(TM)Technology Allows Value-added
           Resellers to Offer Support to Users When a Failure Occurs

NEW YORK -MAY 23, 2000 - TekInsight.com, Inc. (NASDAQ: TEKS TEKSW), an Internet development company that offers software and services based on its Streaming XML(TM) technology, today announced the availability of BugSolver(TM) TekSupport for value-added resellers (VARs) and system integrators. BugSolver TekSupport provides extensive, virtually instant, data on PCs and servers at the time of a hardware or software failure. BugSolver TekSupport is the second in a series of ASP-based BugSolver services.

BugSolver(TM) is an Internet-based application failure detection system that resides on a client or server computer. It collects diagnostic data when a program fails and forwards that information to a portal customized for the VAR/integrator. BugSolver is activated automatically at the time of a crash and collects information that will help identify the cause of the problem. BugSolver TekSupport provides VARs and integrators with thirty times more statistical information (more than 30,000 data points) on software problems, than the operating system itself. This greatly improves user satisfaction and service provider efficiency. When a crash occurs, the VAR/integrator will automatically receive an email informing him that one of the computers he supports has failed. It will then detail the failure and offer possible explanations.

BugSolver TekSupport's services include:

o E-MAIL RESOLUTION: When a crash occurs, the VAR/integrator will automatically receive an email informing him that one of the computers he supports has failed. It will then detail the failure and offer possible explanations.
o MIGRATION ANALYSIS: Collects data needed to test whether a client's migration to a new operating system or network server will go smoothly or changes are in order before full implementation.
o INTERNAL GROUP REPORTS: Collects thousands of fields of data that enables the client to create internal system configuration and utilization reports.
o INDUSTRY TREND REPORTS: Provides specific industry reports, compiles and maintains crash data and analysis information from its extensive and diverse

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         client pool, and provides VARs with large-scale analysis of the PC computing universe.
o ASSET MANAGEMENT: Allows VARs and their clients to collect and maintain updated asset records by taking a detailed system "snap-shot" and transmitting it to a central repository. VARs are able to quickly compare and contrast the client's system to identify the source of a hardware conflict.

"With BugSolver TekSupport, resellers will now be able to offer their customers an exceptional level of support," said Alexander Kalpaxis, Chairman and CTO of TekInsight.com. "By installing BugSolver on customer desktops, a reseller will be able to diagnose system failures remotely, while proactively addressing conflicts and reducing the time needed to determine what causes a system crash by up to 80 percent. BugSolver TekSupport greatly reduces load and costs associated with operating technical support."

At the heart of BugSolver is a unique technology called Streaming XML(TM) that gives VARs control over their client base, regardless of size. Developed by TekInsight.com, Streaming XML harnesses tremendous amounts of Internet and PC-based data by streaming it into XML and compressing the format for real-time storage and presentation. Streaming XML compresses the PC failure data and sends it directly to the VAR for diagnosis.

Streaming XML enables BugSolver to supply the VAR/integrator with the crash information that makes it possible for the VAR to analyze data relating to all aspects of the client's networks and systems. By using BugSolver TekSupport, the VAR can simply review the operational profile on the Internet to fix the problem in a timely manner instead of spending a large amount of time on the telephone or in person with the user during a failure,

"One of the biggest problems the support industry faces is the gathering of information from the end-user or operating system failure codes," said Richard Rysiewicz, director of the service section of the Computing Technology Industry Association (CompTIA). "This causes huge inefficiencies in technical support and service industries. BugSolver TekSupport provides much more comprehensive data on the PC's condition at the time of the problem. It has the potential to dramatically reduce the cost and increase the speed of technical support, improving the productivity of support organizations around the world."

More information on how to obtain BugSolver services is available on the BugSolver Web site, www.bugsolver.com, or via e-mail to sales@bugsolver.com.

ABOUT TEKINSIGHT.COM

TekInsight.com is a world-class Internet development company that offers software and services based on its Streaming XML(TM) technology, which harnesses the power of Internet-based information by streaming it into XML and compressing the format for real-time storage and presentation. TekInsight's customers include Microsoft, IBM and other Fortune 500 companies. In April 2000, TekInsight.com, Inc. announced the

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availability of its first of several software products and services,
BugSolver(TM) Developer. BugSolver Developer helps software and hardware companies provide virtually instant, accurate answers to desktop/mobile computer users when a hardware or software failure occurs.

                                      # # #

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that certain statements in this release are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risks, uncertainties and other factors. Such uncertainties and risks include, among others, certain risks associated with the operation of the company described above, government regulation, and general economic and business conditions. Actual events, circumstances, effects and results may be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. Consequently, the forward looking statements contained herein should not be regarded as representations by TekInsight.com, or any other person that the projected outcomes can or will be achieved.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

TekInsight.com filed a Registration Statement on SEC Form S-4 in connection with the merger of TekInsight.com and Data Systems on May 1, 2000 (SEC file # 33-336044), and TekInsight.com and Data Systems expect to mail a Joint Proxy Statement/Prospectus to shareholders of TekInsight.com and Data Systems containing information about the merger. Investors and shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about TekInsight.com, Data Systems, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and other related matters. TekInsight and its officers and directors may be deemed participants in the solicitation of proxies from its stockholders with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in the Registration Statement and the Joint Proxy Statement/ Prospectus. Data Systems and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Data Systems with respect to the transactions contemplated by the merger agreement and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. Information regarding such officers and directors is included in the Registration Statement and the Joint Proxy Statement/Prospectus. Investors and shareholders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents may also be obtained from TekInsight.com by directing a request to TekInsight.com, Inc., 5 Hanover Square, 24th Floor, New York, New York 10004, attention: Arion Kalpaxis, telephone: (212) 278-8520.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, TekInsight.com and Data Systems file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by TekInsight.com or Data Systems at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549 or at any of the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. TekInsight.com's and Data Systems' filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov